

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

Via E-mail
Darren Katic
Chief Executive Officer
Sara Creek Gold Corp.
326 S. Coast Highway, Suite 102
Redondo Beach, CA 90277

   Re: Sara Creek Gold Corp.
     Form 10-K for the Fiscal Year ended August 31, 2013
     Filed November 29, 2013
     File No. 0-52892

Dear Mr. Katic:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief